Cintas Corporation (CTAS)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Cintas shareholder since 2019

Please Support Item 6 for Science-Based Targets and Transition Plan

To Cintas Corporation Shareholders:

I ask shareholders to vote FOR Item 6 at the Cintas Corporation shareholder meeting on October 24, 2023. The proposal asks Cintas Corporation (“Cintas” or “the Company”) to set science-based greenhouse gas (GHG) reduction targets and disclose how it plans to meet those targets by developing a climate transition plan.

In order to limit warming to 1.5°C and prevent the worst impacts of climate change, emissions must be cut in half by 2030 and reach net zero by 2050. With only seven years remaining until 2030, investors require clear information about how companies plan to align with global climate goals and mitigate the material financial risks that climate change poses to their business, investor portfolios, and the global economy. Cintas expresses an ambition to achieve Net Zero GHG emissions by 2050. Unlike many of its peers, however, Cintas’ climate strategy lacks tangible targets to guide future business plans. Without such targets, the Company risks oversight of material, physical, supply chain, and regulatory implications associated with climate change. Setting science-based targets and developing a climate transition plan will help Cintas mitigate these risks.

RESOLVED: Shareholders request that Cintas Corporation, within a year, issue near- and long-term science-based greenhouse gas reduction targets aligned with the Paris Agreement’s ambition of limiting global temperature rise to 1.5°C and summarize plans to achieve them. The targets should cover the Company’s full range of operational and supply chain emissions.

SUPPORTING STATEMENT: In assessing targets, we recommend,

•	Taking into consideration approaches used by advisory groups like the Science-Based Targets initiative;
•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups; and
•	Consideration of supporting targets for renewable energy, energy efficiency, fleet electrification and other measures deemed appropriate by management.

Summary

1.	Cintas does not have a climate mitigation strategy aligned with the Paris Agreement’s ambition to limit warming to 1.5°C.
2.	The Company lags peers in addressing climate risk.
3.	Full emissions disclosure, setting science-based targets and developing a transition plan will help Cintas prepare for upcoming regulatory changes and dynamic business conditions.
4.	Cintas’ current climate risk mitigation strategies and disclosures do not meet investor expectations.

Rationale for a “YES” vote

1.	Cintas does not have a climate mitigation strategy aligned with the Paris Agreement’s ambition to limit warming to 1.5°C.

Despite reporting in its 2023 10-K that climate-related severe weather events and unexpected natural disasters pose physical risk to the Company,1 Cintas has taken limited steps to date to address its climate impact. The Company’s absolute emissions have grown since 2021, and it does not have science-based GHG reduction targets or a publicly available climate transition plan aligned with limiting warming to 1.5°C.

While the Company’s efforts to improve energy efficiency and reduce emissions outlined in its opposition statement are welcome, they lack specific, measurable, and forward-looking goals necessary to achieve Cintas’ Net Zero ambition. Further, Cintas’ 2022 Corporate Responsibility Report notes that it lowered its emissions intensity by 7.5% over the past fiscal year,2 but does not account for the Scope 3 emissions that make up a vast majority of its overall footprint. It has pursued GHG reduction efforts with limited impact, reporting that its LED lighting installations will avoid 16,501 metric tons of carbon dioxide equivalent (MTCO2e) per year.3 By contrast, the Company’s total reported emissions footprint in 2022 was more than 1.8 million MTCO2e.4 It is unclear how Cintas will achieve Net Zero by 2050 through its current efforts.

2.	The Company lags peers in addressing climate risk.

Cintas lags peers in setting science-based GHG reduction targets and supporting goals aimed at reducing emissions. ABM Industries Incorporated (ABM), which Cintas identifies as a peer company in its 10-K,5 has committed to setting near-term 1.5°C-aligned greenhouse gas targets through the Science Based Targets initiative (SBTi). It is already working towards a well-below 2°C-aligned target to reduce its scope 1, 2, and partial scope 3 emissions 27.5% by 2030 from a 2019 base year. ABM also has transitioned 17% of its light-duty commercial vehicle fleet in the UK to electric vehicles (EVs) in addition to piloting EVs in the U.S.6 Cintas, however, has only deployed 16 EVs in the U.S. of a commercial fleet of 14,000 vehicles.7 Numerous industry peers have also set or committed to setting targets through SBTi. Aramark has set 1.5°C-aligned near-term, long-term, and net zero targets validated by SBTi and commits that 62% of its suppliers8 will set SBTs by fiscal year 2027. Ecolab has set 1.5°C-aligned near-term targets and committed to net zero validated by SBTi. These companies join the nearly 6,000 others that have set or committed to set targets through SBTi.9

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1 https://www.cintas.com/docs/default-source/investor-relations/annual-reports/2023-Form-10-K.pdf

2 https://www.cintas.com/docs/default-source/esg/cintas_2022_esgreport.pdf?sfvrsn=84622d8b_7 (p.29)

3 https://www.cintas.com/docs/default-source/esg/cintas_2022_esgreport.pdf?sfvrsn=84622d8b_7 (p.33)

4 https://www.cintas.com/docs/default-source/esg/cintas_2022_esgreport.pdf?sfvrsn=84622d8b_7 (p.30)

5 https://www.cintas.com/docs/default-source/investor-relations/annual-reports/2023-Form-10-K.pdf (p.14)

6 https://www.abm.com/wp-content/uploads/2022/09/2021-ESG-Impact-Report/ABM-0218-Sustainability-Report-2021-24-144ppi.pdf (p.63)

7 https://www.cintas.com/docs/default-source/esg/cintas_2022_esgreport.pdf?sfvrsn=84622d8b_7

8 By emissions covering purchased goods and services and upstream transportation and distribution; https://sciencebasedtargets.org/companies-taking-action

9 https://sciencebasedtargets.org/companies-taking-action

3.	Setting science-based targets and developing a transition plan will help Cintas prepare for regulatory changes and dynamic business conditions.

In its opposition statement, Cintas claims that fulfilling the proposal would divert significant time and resources from its existing GHG reduction efforts as justification for delaying action on comprehensive emissions disclosure, target-setting, and climate transition planning. Cintas also states that it is not in its best interest to set targets when they “already have taken, and continue to take, action.” While the Proponent appreciates that the Company wishes to take a thoughtful risk-mitigation approach, it is unclear how target-setting would detract from Cintas’ current sustainability initiatives, for which it has specifically commissioned a Partners for a Cleaner Environment (PACE) team, leadership, and subject matter experts to carry out. In 2022, the Company expanded its emissions disclosure to include full operations in the U.S. and Canada, so it is well-prepared to begin the target-setting and implementation process.

While Cintas has demonstrated that its emissions reduction and energy efficiency initiatives have contributed to reducing its Scope 1 and 2 emissions intensity between 2019 and 2022, such reductions are modest considering they do not capture the Company’s Scope 3 emissions. Further, Cintas’ disclosure of its emissions intensity reductions, as opposed to absolute reductions, fails to capture increased GHG emissions that occur alongside business and revenue growth.

4.	Cintas’ current climate risk mitigation strategies and disclosures do not meet investor expectations.

Investors increasingly expect companies to address climate-related risks. The Climate Action 100+, an investor-led initiative made up of 700 global investors who are responsible for more than $68 trillion in assets under management, has established the Net Zero Company Benchmark, which asks companies to reduce emissions in line with limiting warming to 1.5°C and undergo robust net-zero transition planning.10 Major investors like BlackRock and State Street asked companies to align their reporting with the Taskforce for Climate-Related Financial Disclosures (TCFD),11and State Street has also published its disclosure expectations for climate transition plans.12 Cintas Corporation is not currently aligned with any of these frameworks or disclosure expectations.

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10 https://www.climateaction100.org/whos-involved/investors/; https://www.climateaction100.org/news/climate-action-100-releases-the-latest-evolution-of-the-net-zero-company-benchmark/

11 https://www.esgtoday.com/state-street-to-require-companies-to-provide-tcfd-aligned-climate-disclosures/; https://www.blackrock.com/corporate/literature/whitepaper/spotlight-blk-supports-consistent-climate-related-disclosures-urges-global-coordination-june-2022.pdf

12 https://www.ssga.com/library-content/pdfs/asset-stewardship/disclosure-expectations-for-effective-climate-transition-plans.pdf

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.